FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 16, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “There has been no significant impact on the Company's operation yet from the gas leak at G8.5 fab in Houli” dated September 16, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: September 16, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
September 16, 2011
English Language Summary

Subject:	There has been no significant impact on the Company's operation yet from the gas leak at G8.5 fab in Houli

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/09/16

Contents:

1.	Date of occurrence of the event:2011/09/16

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

AUO's G8.5 Fab in Houli had detected gas leak this morning in the backup cylinder. The Company contacted the responsible vendor immediately upon discovery of the issue. However before the vendor arrived, the leaked gas had ignited by itself. Water spray has been applied to lower the cylinder temperature at the moment. The fire has been controlled to that specific cylinder.

The said cylinder is situated at an independent CUB(central utility building), separated from the fab and office buildings. All manufacturing facilities and personnel are safe at the moment. Operation has not been affected.

6.	Countermeasures: Nil.

7.	Any other matters that need to be specified: Nil.